

November 30, 2016

John J. O'Brien, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921


Re: Brinker Capital Destinations Trust
        File Nos. 333-214364 and 811-23207

Dear Mr. O'Brien:

On November 1, 2016, you filed a registration statement on Form N-1A for Brinker Capital Destinations Trust (the "Trust") to register shares of the Destinations Large Cap Equity Fund, Destinations Small-Mid Cap Equity Fund, Destinations International Equity Fund, Destinations Global Equity Income Fund, Destinations Real Assets Fund, Destinations Core Fixed Income Fund, Destinations Low Duration Fixed Income Fund, Destinations Global Fixed Income Opportunities Fund, Destinations Municipal Fixed Income Fund, Destinations Multi Strategy Alternatives Fund (each a "Fund" and together the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Cover Page

1. Please include the exchange ticker symbol of the Fund's shares. See Item 1(a)(2) of Form N-1A.

General Comments (applies to all Funds where applicable)

2. Please complete or update all information that is currently in brackets or missing in the registration statement (*e.g.*, fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information ("SAI"), and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

3. Clearly describe each Fund's security selection strategy. For example, it is not sufficient to merely state that the Adviser considers factors that include "a Sub-advisers investment strategy, investment approach, and expected return potential." See Item 9(b)(2) of Form N-1A.

4. Many Funds' principal risk disclosure sections are excessively long. For example, some Funds disclose up to 27 principal risks. Please limit the discussion of each Fund's risks to principal risks. See Item 4(b) of Form N-1A.

5. In the "Principal investment strategies" section, there is disclosure stating the "Fund will invest… in other investments with similar economic characteristics."

   a. Please describe the meaning of "other investments with similar economic conditions" and identify the specific types of investments contemplated.

   b. Explain whether "other investments with similar economic characteristics" include derivatives. If yes, please disclose in the registration statement that derivatives will be valued at market value for purposes of complying with each Fund's 80% investment policy required by Rule 35d-1 of the Investment Company Act of 1940 ("Investment Company Act").

6. For any Fund that discloses investing in "foreign securities," please include disclosure if the Fund intends to invest in emerging market and/or frontier market securities. Some Funds disclose emerging market as a principal risk, but investments in emerging markets are not discussed in certain Funds' respective "Principal investment strategies" section. The principal risk and strategy disclosure should be consistent.

7. For Funds that engage in short selling, please confirm to us that any expected dividend and interest expenses associated with short sale transactions will be included in the fee table. See Instruction 3(c)(i) of Item 4 of Form N-1A.

8. For Funds that engage in a hedging strategy, please set forth a separate "Hedging Risk" in the "Principal risks of investing in the Fund" section to inform investors of the risks relating to hedging.

9. For Funds that engage in leveraging, please disclose leveraging in each Fund's "Principal investment strategies" section. Current disclosure is inconsistent because "leveraging" is set forth as a principal risk, but not as a principal investment strategy.

10. For each Fund that invests in collateralized loan obligations ("CLOs"), collateralized mortgage obligations ("CMOs"), private mortgage pass-through securities, or event-linked exposure instruments, please tell us how much of the Fund's assets is expected to be invested in each of these types of investment, and whether there is a limit on any such investments, either by investment type or in the aggregate. For Fund's investing in asset-backed

securities, please also tell us the percent of Fund assets that are expected to be invested in RMBS and CMBS, and whether there are any limits on such investments.

If a Fund will invest more than 15% of its net assets in these issuers, please explain to us in detail how the Fund's board of directors determined that these expected holdings are liquid (*i.e.,* any investment that the Fund reasonably expects can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.). See Investment Company Act Release No. 32315 (Oct. 13, 2016) at III.C.4 (discussing certain factors that a fund could consider in assessing the liquidity of its portfolio investments and providing guidance on specific issues associated with each of these factors). Your response should include general market data on the types of investments and data on the liquidity of specific investments of the type that the Fund will invest in, including information about:

    a. Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in the investment;

    b. What specific measures would the Fund take if it received a large redemption request;

    c. The existence of an active market for the investment, including the number, diversity, and quality of market participants;

    d. The frequency of trades or quotes for the investment, including the daily trading volume;

    e. The expected size of the Fund's position in the investment relative to its average daily trading volume and, as applicable, the number of units of the investment outstanding;

    f. The volatility of trading prices for the investment;

    g. Bid-ask spreads for the investment;

    h. Restrictions on trading or transferring the investment;

    i. The availability of, and Fund adviser's access to, information on underlying loans or other assets held by CLOs, CDOs and CMOs; and

    j. How the Fund will be able to appropriately value these investments on a daily basis.

11. Inasmuch as "Portfolio Turnover Risk" is identified as a principal risk of each Fund, please disclose in the "Principal investment strategies" section that the Fund will frequently buy and sell its portfolio securities.

12. For Funds that principally invest in event-linked exposure instruments as discussed in the "Event-linked exposure risk" disclosure, please describe this strategy in the Fund's "Principal investment strategies" section.

13. For Funds that principally engage in securities lending, please describe this strategy and related risk in each applicable Fund's "Principal Investment Strategies" section. Current disclosure is inconsistent because some Funds disclose securities lending as a principal investment strategy, but not as a principal risk. Other Funds disclose lending securities as a principal risk, but not as a principal investment strategy.

14. We note that some Funds invest in convertible securities. If a Fund invests or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (*e.g.,* the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

15. For Funds that state they use exchange-traded funds to gain "passive asset class exposure," please clarify and explain the meaning of this term.

16. Certain Funds indicate they are investing in master limited partnerships ("MLPs"). Please inform us of the extent of Funds' investments in MLPs. We may have additional comments based on your response:

17. Under the heading, "Performance," please remove the bracketed language as it is neither permitted nor required by Item 4(b)(2) of Form N-1A.

18. Currently, the summary prospectus strategies and risks located in Item 4 disclosure are identical to the strategies and risks in Item 9 disclosure. Based on the information given in response to Item 9(b) of Form N-1A, please summarize in Item 4 disclosure how the Fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and the principal risks of those strategies.

Destinations Large Cap Equity Fund

19. The Fund considers a company to be a large capitalization company if it has a market capitalization range from approximately $2.0 billion to $550 billion. Explain to us supplementally why the Fund considers a company with a market capitalization of $2 billion to be a large capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use $2 billion?   See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

20. The risk titled "Investment Style Risk" refers to "large cap and/or growth stocks." Inasmuch as the Fund invests in growth stocks, please include appropriate disclosure regarding growth stocks in the "Principal investment strategies" section.

Destinations International Equity Fund

21. The disclosure in this section states that the Fund will invest at least 80% of its net assets outside the U.S. Later disclosure states that the Fund will "primarily" invest in securities located outside the U.S. Finally, other disclosure states that the Fund will invest at least 40% of its assets outside the U.S. Please revise the disclosure in this section to consistently state the Fund's policy of investing outside the U.S.

Destinations Global Equity Income Fund

22. The Fund has "income" in its name; therefore please disclose a principal objective of seeking "income." See FAQs about Rule 35d-1 (Investment Company Names), Question 9 (Dec. 4, 2001).

23. The Fund's name includes the term "global." Please expressly describe how the Fund will "invest its assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Destinations Real Assets Fund

24. The Fund's name includes the term "Real Assets," which is type of investment and therefore is subject to Rule 35d-1.   Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in "Real Assets." See Rule 35d-1(a)(2)(i) under the Investment Company Act.

25. The second paragraph of this section states that "[t]he Fund concentrates its investments (invests more than 25% of its net assets) in securities in the real estate and energy/natural resources industries." The Fund's fundamental investment restriction 1 states, however, that the Fund "will not invest more than 25% of its total assets in securities . . . in the same industry." Please clarify in the "Principal investment strategies" section that the Fund will not concentrate, *i.e.* invest more than 25%, in any industry.

26. The disclosure in this section states that Fund's assets may be invested in securities of companies that primarily own, explore, mine, process or otherwise develop natural resources, or supply goods and services to such companies. Please revise this disclosure to specify the criteria used to determine that a company has economic ties to the natural resources sector (*e.g.,* companies that derive greater than 50% of their revenue from the exploration, development, production or transportation of natural resources).

27. Inasmuch as the Fund invests in bank loans, as is disclosed in the "Principal risks of investing in the Fund" section:

    a. Please disclose that the Fund invests in bank loans in the "Principal investment strategies" section.

    b. Please disclose in the "Principal investment strategies" section that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

    c. Please disclose in the "Principal risks of investing in the Fund" section, the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time.

28. The Fund includes the risks related to junk bonds, securities lending, and short sales in the "Principal risks of investing in the Fund" section; please disclose each of these investments and activities in the "Principal investment strategies" section. Finally, disclose the principal risks of investing in real estate, energy and natural resources securities.

Destinations Core Fixed Income Fund

29. The Fund lists "loan participations and assignments, delayed funding loans and mortgage dollar rolls" in the "Principal investment strategies" section; please describe the risks of each of these investments in the "Principal risks of investing in the Fund" section.

30. Please disclose a plain English description of the Fund's pursuit of "active currency exposure." If the Fund will actively seek exposure to currencies, please also disclose in the "Principal risks of investing in the Fund" section.

31. Inasmuch as the Fund invests in bank loans, as is disclosed in the "Principal risks of investing in the Fund" section, please disclose the information set forth in Comment 27 above.

32. Please revise the "Interest rate risk" discussion to provide a numerical example of the interest rate sensitivity of a Fund with average portfolio duration of two years, *i.e.*, a 1% increase in interest rates will result in a 2% decline in the Fund's asset value.

33. The Fund includes "Collateralized loan obligations" in the "Principal risks of investing in the Fund" section; please disclose this investment in the "Principal investment strategies" section.

34. The Fund includes "Treasury Inflation-Protected securities" in the "Principal risks of investing in the Fund" section; please disclose this investment in the "Principal investment strategies" section.

Destinations Low Duration Fixed Income Fund

35. Please disclose the meaning of "inverse floaters" in the "Principal investment strategies" section.

36. Please disclose, in the "Principal risks of investing in the Fund" section, the principal risks of CMOs, private mortgage pass-through securities, stripped mortgage securities and inverse floaters.

37. Please revise the "Interest rate risk" discussion to provide a numerical example of the interest rate sensitivity of a Fund with average portfolio duration of three years, *i.e.*, a 1% increase in interest rates will result in a 3% decline in the Fund's asset value.

Destinations Global Fixed Income Opportunities Fund

38. The Fund's name includes the term "Fixed Income," which is a type of investment and, therefore, is subject to Rule 35d-1.   Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in "Fixed Income" securities. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("Investment Company Act").

39. The Fund's name includes the term "global." Please expressly describe how the Fund will "invest its assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

40. The Fund lists "loan participations and assignments, delayed funding loans…and repurchase agreements and reverse repurchase agreements" in the "Principal investment strategies" section; please describe the risks of each of these investments in the "Principal risks of investing in the Fund" section.

41. The disclosure in this section states, "[T]hese securities may be fixed-variable- or floating-rate obligations and will primarily be rated CCC- or higher at the time of purchase by at least one ratings agency, although the Fund may also invest in lower rated securities." This implies that the Fund can invest in defaulted securities. If so, please expressly disclose that the Fund may invest in defaulted securities in the "Principal investment strategies" section and also the corresponding principal risks in the "Principal risks of investing in the Fund" section. If the Fund does not plan to invest in defaulted securities, please revise the disclosure to eliminate the implication.

42. Please revise the "Interest rate risk" discussion to provide a numerical example of the interest rate sensitivity of a Fund with average portfolio duration of two years, *i.e.*, a 1% increase in interest rates will result in a 2% decline in the Fund's asset value.

43. The Fund includes "Treasury Inflation-Protected securities" in the "Principal risks of investing in the Fund" section; please disclose this investment in the "Principal investment strategies" section.

Destinations Municipal Fixed Income Fund

44. The Fund's name includes the term "Fixed Income," which is a type of investment and, therefore, is subject to Rule 35d-1.   Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in "Fixed Income" securities. See Rule 35d-1(a)(2)(i) under the Investment Company Act.

45. The Fund discloses that it may invest in securities issued by U.S. instrumentalities, such as Puerto Rico. If the Fund invests in such securities to a material extent, please add risk disclosure specific to those instrumentalities. Please see IM Guidance Update No. 2016-02 (Mar. 2016).

Destinations Multi Strategy Alternatives Fund

46. We note that there are a number of investments and investment strategies listed in the "Principal risks of investing in the Fund" section that are not included in the in the "Principal Investment Strategies" section. Please review the "Principal Risks of Investing in the Fund" section and include only principal risks. Also, review the "Principal investment strategies" section to determine that all principal investment strategies are included. See Item 4 of Form N-1A.

47. The Fund discloses that it will invest in "unaffiliated funds, including open-end funds, closed-end funds and exchange traded funds." Will the fund invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act? If yes, please confirm to us that the fund will treat investments in hedge funds and private equity funds as illiquid investments. If no, please clarify in the disclosure that the reference to unaffiliated funds is limited to funds that are registered under the Investment Company Act.

48. The Fund lists "'CLOs,' 'currency,' 'emerging markets,' and 'foreign sovereign debt securities'" in the "Principal risks of investing in the Fund" section; please disclose each of these investments in the "Principal investment strategies" section.

49. The Fund includes "Treasury Inflation-Protected securities" in the "Principal risks of investing in the Fund" section; please disclose this investment in the "Principal investment strategies" section.

50. Please explain to us why the "HFRX Global Hedge Fund Index" is an appropriate broad-based securities market index for this Fund. See Instruction 5 to Item 27 of Form N-1A.

Fund Management

51. Please disclose the names of the portfolio managers and sub-adviser(s).

52. Please clarify the roles that the portfolio managers play in managing the Fund's portfolio. For example, please disclose whether one individual serves as lead portfolio manager or whether several portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. See Item 10(a)(2) of Form N-1A.

Investment and Account Information

53. The disclosure in this section states that "[E]ach Fund reserves the right to reject purchase orders or to stop offering its shares without notice." Please disclose the maximum amount of time the Funds will take to inform investors of such rejections.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

54. Regarding the Funds' concentration policies, please provide adjacent narrative disclosure indicating that the Funds will, for the purpose of determining whether a Fund's portfolio is concentrated in a particular industry, consider the concentration of its underlying investment companies when determining the Fund's compliance with its concentration policies.

Trustees and Officers of the Trust

55. Please disclose the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A.

Financial Statements

56. Please include financial statements in the next pre-effective amendment to the registration statement. See Section 14(a) of the Investment Company Act.

Part C

57. The paragraph titled "Insofar as indemnification..." is missing the following: "In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by

the final adjudication of such issue." See Rule 484 of under the Securities Act of 1933 ("Securities Act").

Signature Page

58. We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.

Procedural Comments

59. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally before filing the pre-effective amendment.

60. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

61. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel